SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13D-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                 BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                               $0.00001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    099469108
                                 (CUSIP NUMBER)

                              JACK L. PFEILSTICKER
                      VICE PRESIDENT AND CORPORATE COUNSEL
                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               GATEWAY CENTER FOUR
                                    7TH FLOOR
                               100 MULBERRY STREET
                          NEWARK, NEW JERSEY 07102-4069
                                 (973) 802-9200
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 AUGUST 8, 2003
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

           IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS STATEMENT BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [ ].

-----------------------------------------   ------------------------------------
CUSIP NO. 099469108                      13D                             Page 2
-----------------------------------------   ------------------------------------

--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON                   PRUDENTIAL FINANCIAL, INC.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [  ]
                                                                  (b)     [  ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY
--------------------------------------------------------------------------------
4.         S0URCE OF
           FUNDS:               N/A
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           New Jersey
--------------------------------------------------------------------------------
      NUMBER OF SHARES                       7.         SOLE VOTING POWER
      BENEFICIALLY OWNED BY EACH                        14,436,484
      REPORTING PERSON WITH
                                             -----------------------------------
                                             8.         SHARED VOTING POWER
                                                        0

                                             -----------------------------------
                                             9.         SOLE DISPOSITIVE POWER
                                                        14,436,484

                                             -----------------------------------
                                             10.        SHARED DISPOSITIVE POWER
                                                        0

--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           14,436,484
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.5%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           HC
--------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILING OUT !

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
           This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), with the Commission on July 16, 2001 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by Prudential Financial, Inc. ("Prudential Financial") with the Commission on April 1, 2003, Amendment No. 2 to Schedule 13D filed by Prudential Financial on July 8, 2003 and Amendment No. 3 to Schedule 13D filed by Prudential Financial on July 22, 2003 ("Amendment No. 3"). Unless otherwise set forth herein, the information set forth in the
Schedule 13D remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filings of the Schedule 13D.

Item 4.  Purpose of Transaction.
         ----------------------

           The thirteenth paragraph of Item 4 of the Schedule 13D is amended and restated as follows:

           On July 3, 2003, Prudential exercised a warrant to purchase 2,292,798 shares of Common Stock at an exercise price of $0.625 per share (the "July 2003 Warrant Exercise"). The aggregate exercise price was paid by the tender to the Company of an aggregate of (i) 14,009 shares of Series G Stock, and (ii) 321 shares of Series E Stock, in each case as permitted by the terms of the warrant.

           Item 4 of the Schedule 13D is amended to add the following after the nineteenth paragraph thereof:

           On August 8 and 12, 2003, Prudential sold an aggregate of 5,403,200 shares of Common Stock in market transactions pursuant to the provisions of Rule 144 promulgated by the Commission under the Securities Act of 1933, as amended, for aggregate net proceeds of $1,797,864.25. The price breakdown of the sales on August 8, 2003 was as follows: 463,400 shares at $0.33; 531,000 shares at $0.34; 1,651,300 shares at $0.35; 371,400 shares at $0.36; 272,700 shares at $0.37;
685,100 shares at $0.38; 350,000 shares at $0.39; 633,900 shares at $0.40;
41,200 shares at $0.41. Prudential sold 403,200 shares on August 12, 2003 at $0.33 per share.

           As of August 12, 2003, Prudential continues to hold 4,597,600 shares of Common Stock directly and 9,672,598 shares of Common Stock issuable upon exercise of the Warrants. Prudential also continues to hold 582 shares of Series E Stock which are convertible into 582 shares of Series F Stock, which are convertible into 166,286 shares of Common Stock as of August 11, 2003. Prudential intends to sell 4,597,600 shares within a reasonable period of time, and Prudential continues to evaluate the possible disposition of the remainder of its interest in the Company.

           Except as set forth above, Prudential has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth above, the information set forth in Item 4 of the Schedule 13D remains unchanged.


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
Item 5. Interest in Securities of the Issuer.
        ------------------------------------

           Items 5(a), (b) and (c) of the Schedule 13D are amended and restated to read in their entirety as follows:

           (a) The responses of Prudential Financial to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of August 12, 2003, Prudential Financial, through its wholly owned subsidiary, Prudential, beneficially owned an aggregate of 14,436,484 shares of Common Stock, representing 12.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The outstanding shares of Common Stock, 115,057,179, are based on (i) the 83,818,295 shares outstanding as of June 30, 2003, as set forth in a certificate from American Stock Transfer and Trust Company, the Company's transfer agent, plus (ii) 15,900,000 shares issued to Prudential Financial resulting from the Series E Conversion and the July 2003 Warrant Exercise, plus
(iii) 9,672,598 shares that Prudential Financial has the right to acquire upon the exercise of the Warrants, plus (iv) 166,286 shares that Prudential Financial has the right to acquire upon the conversion of its remaining shares of Series E Stock (see Item 4), plus (v) 5,500,000 shares issued to Specialty Finance, as disclosed in the Company's press release dated July 15, 2003.

           Except as disclosed in this Item 5(a), neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers beneficially owns any shares of Common Stock.

           (b) The responses of Prudential Financial to (i) Rows (7) through
(10) of the cover page of this statement on Schedule 13D/A and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, neither Prudential Financial, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in Common Stock since the filing of Amendment No. 3.

           (d) Not applicable.

           (e) Not applicable.

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
                                  SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 12, 2003

                                               PRUDENTIAL FINANCIAL, INC.


                                               By: /s/ Jack L. Pfeilsticker
                                                   -----------------------------
                                                    Name:  Jack L. Pfeilsticker
                                                    Title: Vice President



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